UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 10, 2021

Tropical Racing, Inc.
(Exact name of issuer as specified in its charter)

Florida

State or other jurisdiction of incorporation or organization

82-1034364

(I.R.S. Employer Identification No.)

1740 Grassy Springs Road, Versailles, Kentucky 40383

(Full mailing address of principal executive offices)

(561) 513-8767

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one Class A Share and one Class A Common Share purchase warrant.

ITEM 9. PRESS RELEASE

On December 10, 2021, Tropical Racing, Inc. (the “Company”) announced by press release that it is a lead investor and strategic partner in Game of Silks, Inc., a Delaware corporation.

The press release is filed as an exhibit to this report on Form 1-U.

EXHIBIT INDEX

Exhibit No.	Description

EX99.1	Press Release of the Company dated December 10, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TROPICAL RACING, INC.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	President

Date: December 10, 2021

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